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                               February 23, 2021

       Scott Zemnick
       General Counsel
       VPC Impact Acquisition Holdings III, Inc.
       Victory Park Capital Advisors, LLC
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings III, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2021
                                                            File No. 333-252577

       Dear Mr. Zemnick:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 29, 2021

       Provisions in our amended and restated certificate of incorporation . . .., page 68

   1. We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities Act.
                                                        Please revise your
prospectus to state that there is uncertainty as to whether a court would enforce such provision.
In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
       Signatures, page II-9

   2. You refer to the incorrect registrant below the first paragraph of text on this page. Please
 Scott Zemnick
VPC Impact Acquisition Holdings III, Inc.
February 23, 2021
Page 2
      revise to include the signature of the correct registrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at (202) 551-3794 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameScott Zemnick
                                                       Division of Corporation
Finance
Comapany NameVPC Impact Acquisition Holdings III, Inc.
                                                       Office of Manufacturing
February 23, 2021 Page 2
cc:       Joel L. Rubinstein
FirstName LastName